Exhibit 99.1

IR-402

Correction - Fanhua Announces Changes to the Board of Directors and Management Team

GUANGZHOU, China, October 9, 2024 (GLOBE NEWSWIRE) -- the board of directors (the “Board”) of Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today issued an updated press release to correct its press release disseminated on October 1, 2024 which announced changes to its board of directors and management team (the “Original Announcement”). The statement regarding the professional experience of the newly appointed chairperson of the Board in the Original Announcement is hereby replaced with and changed to “Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of WEALTH WILL LIMITED, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.” Except for the above, there are no other changes to the Original Announcement.. The updated press release is as follows.

GUANGZHOU, China, October 9, 2024 (GLOBE NEWSWIRE) -- the board of directors (the “Board”) of Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced that Ms. Hang Suong Nguyen has been appointed as the new Chairperson of the Board, effective September 30, 2024.

Ms. Hang Suong Nguyen, Chairperson of the Board

Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of WEALTH WILL LIMITED, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. She obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.

The Board also announces that incumbent independent directors Mr. Yunxiang Tang and Mr. Allen Lueth, along with incumbent executive director Mr. Ben Lin, have tendered their resignations from the Board due to personal reasons, effective September 30, 2024. Additionally, Mr. Lin has resigned from the position of Chief Strategy Officer.

The Board has appointed Ms. Jiaxing Shi as Independent Director and the Chair of the Audit Committee and Mr. Changfu Li as Independent Director and the Chair of the Compensation Committee to fill the vacancies left by the departure of Mr. Tang and Mr. Lueth, effective September 30, 2024.

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Ms. Jiaxing Shi, Independent Director and the Chair of Audit Committee

Ms. Jiaxing Shi has served as the Investment Operations Manager at YD Network Technology Co Ltd. since March 2024, overseeing the company’s investment strategy, and financial due diligence to optimize long-term returns. Prior to this role, she served as senior audit professionals at UHY LLP and Marcum LLP from 2022 to 2024. Prior to that, she served as senior manager position in financial reporting and investor relations role at Aurora Mobile Ltd. (Nasdaq: JG) from 2018 to 2022. She received an MBA Degree in Financial Management from Goldey-Beacom College in 2018 and a Master Degree in Accounting from St. John’s University in 2015. She received Bachelor’s Degree in Inner Mongolia University of Finance and Economics in 2013.

Mr. Changfu Li, Independent Director and the Chair of Compensation Committee

Mr. Changfu Li has over a decade of experience in senior management, with a focus on strategic operations and cost management across various industries. Mr. Li has served as a consulting advisor at Beijing Shanying Legal Consulting Co., Ltd since November 2023. Prior to this, he served as a procurement supervisor at Shanghai Sanqing Industrial Development Co., Ltd. from June 2010 to March 2020, where he managed procurement operations and contributed to sales strategy planning. And later he was promoted to Vice President of Administration and Purchasing Manager at the company’s Guangzhou branch in March 2020. Before that, from 2006 to 2010, Mr. Li held the position of procurement associate at Zhejiang Shalangsi Craft Co., Ltd. Mr. Li earned his bachelor’s degree in International Economics and Trade from Yanbian University in 2006.

With the appointment and departure of these directors, the composition of the Board will be adjusted accordingly. Below is the updated list of board members:

Ms. Hang Suong Nguyen, Chairperson of Fanhua Inc.

Mr. Yinan Hu, Vice Chairperson and Chief Executive Officer of Fanhua Inc.

Mr. Peng Ge, Executive Director and Chief Financial Officer of Fanhua Inc.

Mr. Mengbo Yin, Independent Director and Chair of Nominating and Governance Committee of Fanhua Inc.

Ms. Jiaxing Shi, Independent Director and Chair of Audit Committee of Fanhua Inc.

Mr. Changfu Li, Independent Director and Chair of Compensation Committee of Fanhua Inc.

Mr. Yinan Hu, Vice Chairperson and Chief Executive Officer of Fanhua, commented: “We are thrilled to announce that Ms. Nguyen has been appointed as our new Chairperson, a decision that signifies a major milestone for the Company’s strategic upgrade towards pursuing growth by harnessing the power of artificial intelligence. At the same time, we deeply appreciate the significant contributions that Mr. Yunxiang Tang, Mr. Allen Lueth, and Mr. Ben Lin have made during their tenure. As we look ahead, our commitment to our strategic goals and growth remains unwavering. With Ms. Nguyen at the helm as Chairperson, we are poised to build upon our momentum and achieve even greater heights.”

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Ms. Hang Suong Nguyen, Chairperson of Fanhua, stated: “It is my pleasure to join the Board and take on the role of Fanhua’s Chairperson. I understand the significant responsibility that comes with this position and I am confident in our Company’s future. And I look forward to working with all of Fanhua’s team members to meet challenges and achieve great success together.”

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about Fanhua Inc., please visit https://ir.fanhgroup.com

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

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